UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

800 Degrees Go, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11636

Delaware	87-2225432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7840 Mayfield Road Chesterland, OH	44026
(Address of principal executive offices)	(Zip Code)

440-729-8284

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (this “Annual Report”), references to “800 Degrees Go, Inc.,” “800º GO,” “we,” “us,” “our,” or the “Company” mean 800 Degrees Go, Inc, a Delaware corporation.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

i

Item 1. OUR BUSINESS

800 Degrees Go, Inc. seeks to build a highly scalable, tech-enabled pizza dining concept that responds to consumer demand for convenient, high-quality, fast casual dining options. Using cost- and space-efficient cooking technology, the Company intends to replicate a curated menu of fresh, artisanal recipes quickly, cost-effectively, and with a high degree of fidelity – all with a small physical footprint.

Incorporated in the state of Delaware on August 13, 2021, the Company was formed with the goal of addressing the intersection of several food industry consumer trends: (i) the growing demand for “fast casual” restaurants—fast, convenient food options made from fresh ingredients that offer higher quality food than fast food restaurants, (ii) a seismic shift in demand for delivery and off-premises dining, and (iii) the growing adoption and use of contactless service options. More specifically, the Company also saw an attractive opportunity in the vast and growing market for pizza, one of the most popular foods in the U.S. Against that backdrop, the Company began developing its vision for a highly scalable, tech-enabled pizza dining concept that leverages ultra space-efficient cooking technology and robotic automation to meet consumer demand for convenient, high-quality food options. Currently, the Company is actively pursuing partners to realize its tech-forward, robotics-oriented development strategy.

Previously, the Company’s vision was to be carried out through a partnership, effective as of September 2021, between Piestro, Inc. (“Piestro”) and 800 Degrees Pizza, LLC (“800 Degrees Pizza” and together with the Company, the “800 Parties”), intending to pair Piestro’s development of robotic, fully autonomous pizzerias with the existing network and expertise of 800 Degrees Pizza, a trailblazer in the fast casual pizza space. The result of Piestro’s and 800 Degrees Pizza’s joint venture was 800º GO, an entirely new company focused on increasing access to low-cost, high-scale, high-quality pizza. As of December 31, 2021, the Company had launched approximately 20 800° GO kitchens in delivery-only locations, largely through REEF Kitchens, and as of December 31, 2022, the Company had 24 locations open through REEF Kitchens (see sections entitled “Partnerships” and “Liquidity and Capital Resources” below for additional details). Additionally, during 2023, the Company has opened at least 5 locations globally, in the United Kingdom and Spain. As of the date of this Annual Report, REEF Kitchens and the Company operate 12 800° GO locations, with six locations in the U.S. and six locations in the United Kingdom. In November 2021, the Company signed a lease for its first standalone 800° GO restaurant, located in Burbank, California and, in December 2022, the first standalone 800° GO restaurant was opened for operations, although this location was closed in May 2023, as a result of operating losses due to sales levels. (see section entitled “Property”).

On June 2, 2023, Piestro and 800 Parties entered into a termination agreement (the “Piestro Termination Agreement”), ending the partnership among the parties thereto, attached hereto as Exhibit 6.11. The partnership was created with the intent to grow the Company using robotic pizza pods developed by Piestro to complement 800 Degrees Pizza’s existing pizza capabilities. However, in early 2023, the Company was informed that Piestro had suspended all development of its robotic pizza pods and that its future development prospects were uncertain. As a result, pursuant to the Piestro Termination Agreement, Piestro and the 800 Parties mutually agreed to terminate the partnership and certain agreements existing between Piestro and the 800 Parties, including the termination of the following agreements, each dated as of September 3, 2021: reciprocal license agreement, sales representative agreement, securities purchase agreement, stockholders’ rights agreement, warrant purchase agreement, and certain warrant certificates of each of 800 Degrees Pizza and Piestro. The Company did not incur any penalties, monetary or otherwise, as a result of the Piestro Termination Agreement or the early termination the foregoing agreements. Pursuant to the terms of the Piestro Termination Agreement, Piestro and the Company further entered into (1) a redemption agreement, included as Exhibit A to Exhibit 6.11 attached hereto, pursuant to which Piestro agreed to sell, assign and transfer all of its right, title and interest in and to all of Piestro’s shares of common stock of the Company, or 15,000,000 shares, in exchange for payment by the Company of $1,500; and (2) a supply agreement, included as Exhibit B to Exhibit 6.11 attached hereto, pursuant to which Piestro agreed to provide certain products to 800 GO or its franchisees and licensees from time to time. Please see “Item 5. Interest of Management and Others in Certain Transactions” for additional details.

The Company also previously partnered with Wavemaker Partners, a global venture capital firm, and Vebu Labs, Inc. (formerly known as Wavemaker Labs, Inc.) (collectively, “Wavemaker”), Wavemaker Partners’ in-house robotics and automation studio, through which Wavemaker provided, pursuant to a general support agreement dated as of September 1, 2021, entered into by Company and Wavemaker on (the “Wavemaker GSA”), consultation services to 800° GO, including research & development, business development, sales, administration, and fundraising. On June 2, 2023, the Company and Wavemaker entered into a termination agreement (the “Wavemaker Termination Agreement”), attached hereto as Exhibit 6.12, pursuant to which the Company and Wavemaker mutually agreed to terminate the Wavemaker GSA. The Company did not incur any penalties, monetary or otherwise, as a result of the early termination of the Wavemaker GSA. Please see “Item 5. Interest of Management and Others in Certain Transactions” for additional details.

Product Overview

800 Degrees Go, Inc. intends to build a highly scalable, tech-enabled, fast casual pizza dining concept that responds to demand for high-quality, convenient, off-premises food options with a two-phase go-to-market strategy. In Phase 1, 800º GO is scaling via small-footprint sites (“800º GO kitchens”) focused on off-premises dining, including delivery-only kitchens (also known as ghost kitchens) and high-traffic, space-constrained locations such as airports. To enable this, the Company packages a curated menu of high-quality recipes that can be replicated with a high degree of fidelity in a small footprint by using cost-effective, innovative cooking technology.

In Phase 2, the Company intends to deploy fully automated, robotic pizzeria vending machines (“800º GO pods”) that will assemble and cook 800º GO pizzas using the exact same recipes, ingredients, and cooking technology used in 800º GO kitchens. These pods will be operated in a “hub and spokes” model, with 800º GO kitchens serving as commissary kitchens to service and restock 800º GO pods in their vicinity. This will provide 800º GO with even more latitude to expand to locations in dense, high-traffic areas with demand for high-quality, convenient food options, such as office buildings and college campuses.

Two key elements are core to our product and its success: (1) exceptional food and (2) scalable, low-cost, and small-footprint operations enabled by technology.

Exceptional food: All of our recipes feature fresh, high-quality ingredients and have been created in collaboration with the global restaurant chain 800 Degrees Pizza and its renowned chef Anthony Carron. As part of 800 Degrees Go, Inc.’s reciprocal license agreement with 800 Degrees Pizza, the Company is able to utilize recipes sourced directly from 800 Degrees Pizza.

Scalable, low-cost operations enabled by technology: We have identified cooking technology and methodologies that will allow for a high degree of fidelity with minimal training, due to built-in quality control mechanisms in our ingredient packaging and cooking technology. This technology also enables kitchen operations in a small footprint, with minimal up-front costs and low labor costs, relative to traditional restaurants.

Market

The worldwide pizza restaurant market had a 2019 volume of nearly $155 billion and is expected to increase to $233 billion by 2023. The fast-food restaurant industry in the U.S. has experience 3.8% annual growth to $293 billion over the five-year period ending in 2020. Pizza restaurant sales was the highest growing segment in the United States fast food industry, with $47 billion in revenue in 2019 and a compound annual growth rate (CAGR) of 3%. According to an IBISWorld report, consumer spending is expected to increase at a rate of 1.7% annually over the five-years period ending in 2024, and the increased spending power could create a demand for high-quality food products and an increase in restaurant input costs. Pizza restaurant wages as a share of revenue increased to 40.2% in 2019, with anticipated 1.1% annualized growth rate. The report further suggests consumers in the market spaces are becoming increasingly conscious of food quality and the use of fresh and organic ingredients. 800 Degrees Go, Inc. has entered into the space intending to address the challenges of both increased labor costs and the demand for higher-quality food production.

In the U.S., the food delivery market increased over 200% between 2015 and 2020, and the COVID-19 pandemic only accelerated trends toward delivery and off-premises dining. According to the Bureau of Labor Statistics, the Consumer Price Indices for food consumed away from home have increased 3.1% in 2019, and the number of households earning over $100,000 rises at an annualized 0.8% over the five years to 2024. The growth of wealthy households is expected to generate higher demand for more expensive pizza restaurants and gourmet pizzas, which could help boost industry growth. Through continued trends of premiumization and menu adaptation, pizza restaurant chains are expected to experience continued growth by targeting consumers from higher income brackets. Chains catering to lower incomes are competing in a highly saturated marketplace, thus potentially limiting opportunity for organic growth. 800 Degrees Go, Inc’s ability to provide a variety of healthy made-to-order pizza options while catering toward the fast-food delivery experience enables potential penetration in both tiers of the market.

Manufacturing

Phase 2 includes the manufacturing of 800º GO pods, which will require using a third-party manufacturing partner. With the dissolution of the partnership with Piestro Inc, 800 Degrees Go Inc. is actively pursuing new technology partners for production of the 800º GO pods. The strategy for manufacturing will change over time depending on expected production volumes and commitments following the partnership with a third-party manufacturing partner.

Sales & Marketing

We believe that our 800º GO kitchens and 800º GO pods will resonate with consumers because of their convenience and the quality of our product. We will market our delivery offerings through our off-premises dining franchise partners and third-party apps. Through this, we will establish a brand presence and loyal customers, which will help facilitate customer acquisition for 800º GO pods. Our pods’ locations in strategic, high-traffic locations will also attract customers, and we believe that the quality of our product will lead to customer retention.

For these reasons, our sales and marketing efforts are reliant upon establishing and expanding partnerships with off-premises dining operators, such as ghost kitchen operators. Success in early deployments could lead to high-volume contracts with franchise partners for brick-and-mortar stores and 800° GO pods. We will also continue our business development effort with new operators. We must also identify sites for deploying pods in the vicinity of our ghost kitchen locations. We are pursuing partnerships with high-traffic, commercial properties with demand for convenient, high-quality food, such as office buildings, malls, college campuses, and airports.

Partnerships

Effective September 2021, 800 Degrees Go, Inc. and Piestro, Inc. entered into an agreement (the “Sales Representative Agreement”), attached hereto as Exhibit 6.6, granting the Company exclusive rights to franchise and operate 800º GO pods - as opposed to any other automated pizzeria vending machines produced by Piestro, Inc. to be franchised or operated by Piestro, Inc. or any other entity. This exclusivity was limited to specified geographical regions and timeframes and was contingent upon meeting certain performance milestones, defined as reaching specified sales targets. In early 2023, 800 Degrees Go Inc. was informed that Piestro would suspend developing their robotic pizza pod prototype and could not commit to continued operations. The partnership with Piestro was dissolved in June 2023 and the Company is currently seeking a new partnership with an automated/robotic pizza machine supplier so that our existing business plans can be continued once a new technology partner is established.

In November 2021, 800° GO and REEF Kitchens entered into a license agreement to allow REEF Kitchens to operate 800° GO delivery-only restaurants (ghost kitchens). Under the Agreement, 800° GO licenses its operational systems and procedures and brand assets to equip REEF Kitchens to sell 800° GO products through its network of ghost kitchens, as well as utilize third-party delivery providers. 800° GO contributes to the marketing costs for these ghost kitchens and receives a portion of the net receipts of their sales (see “Liquidity and Capital Resources” below). As of December 31, 2021, REEF Kitchens and the Company had launched approximately 20 800° GO locations. As of December 31, 2022 REEF Kitchens and the Company had launched and were operating 24 800° GO locations. As of the date of this Annual Report, REEF Kitchens and the Company operate 12 800° GO locations, with six locations in the U.S. and six locations in the United Kingdom.

Competition

While we believe that our sequenced, two-prong go-to-market strategy is unique, there are existing direct competitors of each of our model components in the pizza delivery and pizza automation spaces. Relevant off-premises competitors include Blaze Pizza and MOD Pizza. While these brands also operate in the fast-casual pizza dining segment and offer orders for delivery and takeout, we do not believe that they are optimized to scale rapidly with quality control in the way that 800º GO kitchens are. In the pizza automation space, Picnic, Basil Street and Let’s Pizza stand out. Among the competitors, Basil Street and Let’s Pizza have a similar start-to-finish ordering and dispensary vending machine product as the planned 800º GO pods, but neither of the machines allow the visionary experience for consumers to observe the whole dispensary and baking process. Picnic creates robotic pizza assembly machines that cannot accomplish the full process without human assistance. Although it is an approach toward automation, Picnic does not hold the same easily accessible features and direct consumer-facing capabilities as the planned 800º GO pods.

Blaze Pizza - Blaze Pizza is a Pasadena-based chain that was founded in 2011 and has over 300 locations across the US, Canada, and Guam. Blaze emphasizes its use of fresh ingredients and cooks consumers’ made-to-order pizza in a high-temperature, open-flame gas oven for approximately 3 minutes. The chain offers delivery and takeout options.

MOD Pizza - MOD Pizza was founded in 2008 in Seattle, WA. The chain focuses on offering “artisan-style” menu items, highly customizable pizzas, and fast cooking time. The chain has more than 500 locations across the US, Canada, and the UK and began offering delivery in 2019.

Picnic - Picnic was incorporated in December 2016, with its product being an automated, modular assembly line to streamline pizza making in the kitchen of existing restaurants. The Picnic machine performs any number of food assembly tasks in any order, completely configurable to any restaurant’s process. It uses computer vision and deep learning to ensure output to exact standards.

Basil Street - Basil Street’s Automated Pizza Kitchens (APK) are robotic vending machines consisting of a freezer, patent pending three element non-microwave speed oven, touchscreen terminal, frozen pizzas and a dispensing tray. Cook time is about 3 minutes for a 10-inch pizza, offered with 3 choices of toppings. Basil Street’s product features a video display screen at the front of the machine.

Let’s Pizza - Let’s Pizza features a vending machine prototype. The machine dispenses pre-portioned and pre-packaged ingredients with automatic kneaded dough to compile the product in under 3 minutes. It takes a conventional vending machine outlook with cash dispensary and button-press display. The company is based in Europe and first launched in 2009 with a less customizable version of their product.

Property

In November 2021, the Company entered into a lease for real estate in Burbank, California for its first brick-and-mortar 800° GO restaurant. The Company intended for the store to be operated commercially and serve as a demonstration site and showroom for business development purposes. However, in May 2023, the store was ultimately closed due to sales volumes that would not produce profitability without the addition of robotic pizza pods. The Company is in discussions with the leaseholder to finalize the terms of the Company’s termination of the lease, to which it currently remains subject. The lease is for a term of 10 years, with partial rent abatement during months 6 through 9 of the 10-year term and currently includes, among other things, an agreement by the Company to set annual increases on base rent and an option for the Company to extend its lease upon expiration of the current term. The Company paid a security deposit of $31,218 in November 2021 and has incurred approximately $57,000 in lease payments as of December 31, 2022. As of October 17, 2023, the Burbank location was closed permanently.

Employees

As of the date of this Annual Report, the Company currently has no full or part-time employees.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business. To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or any of its subsidiaries.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2021 and 2022

The Company was founded on August 13, 2021. For the period ended December 31, 2022, total operating expenses were $3,016,780 compared to $628,531 for the period ended December 31, 2021.

During the period ended December 31, 2021, major expenses included $159,851 to advertising and marketing and $303,019 to general and administrative fees, which include consulting fees to Wavemaker, 800 Degrees Pizza, and Wax, Inc. Other expenses included rent, travel-related expenses, and general and administrative costs. As a result of the foregoing, the Company experienced a net loss of $672,118 for the period from inception to December 31, 2021.

During the period ended December 31, 2022, the Company incurred $1,808,813 in advertising and marketing expenses, which included expenses relating to marketing for a Regulation A+ offering and $1,207,967 to general and administrative expenses, which included consulting fees. For additional information, see the section entitled “Regulation A+ Offering.” Other miscellaneous expenses included rent, travel-related expenses, and other general and administrative costs. The Company experienced a net loss of $3,144,958 for the fiscal year ended December 31, 2022.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2021 and 2022

As of December 31, 2021, the Company had cash on hand of $8,731 compared to cash on hand of $253,114 as of December 31, 2022. Under its licensing agreement with REEF Kitchens, 800 Degrees Go, Inc. agreed to a license fee equal to 5% of the net receipts from sales of 800 Degrees Go products in REEF Kitchens sites. 800 Degrees Go agreed to a marketing fee of $2,500 per site upon opening, as well as 1% of net receipts on a monthly basis for ongoing marketing purposes. The marketing fee was deducted from the license fee. Additionally, the 800° Degrees Go location in Burbank, CA had opened in December 2022 and had begun providing sales and future cash flow opportunities for the company.

As disclosed in Exhibit 6.4, 800 Degrees Go, Inc. and Piestro, Inc. entered into a senior secured promissory note (the “Piestro Note”), which enabled the Company to borrow funds from Piestro to cover capital requirements associated with the Company’s business. During the periods ended December 31, 2022 and 2021, the Company incurred interest expense of $1,479 and $497, respectively, which were paid in 2022. As of December 31, 2021, the Company had an outstanding balance of $150,000 under the Piestro Note. As of December 31, 2022, all outstanding amounts under the Piestro Note were paid in full. Please see “Item 5. Interest of Management and Others in Certain Transactions” for additional details regarding the Piestro Note.

The Company also has ongoing lease obligations of $6,431 per month and total rent expense of $88,333 in 2022. The Company raised capital through a crowdfunding offering, described below in the section entitled “Regulation A+ Offering.” Absent securing needed capital, the Company may be forced to significantly reduce planned expenses and could become insolvent.

Regulation A+ Offering

In November 2021, the Company initiated a Regulation A+ offering (the “Offering”) of common stock of the Company. During the period ended December 31, 2021, the Company issued 47,038 shares of common stock in connection with the Offering, including 3,438 bonus shares, for gross proceeds of $87,200, or $2.00 per share. As of December 31, 2021, there was a subscription receivable of $3,079 pertaining to the Offering, which was fully received in 2022.

During the year ended December 31, 2022, the Company issued 2,422,888 shares of common stock in connection with the Offering, including 168,240 bonus shares, for gross proceeds of $4,704,734, or $1.94 per share, and incurred $286,396 as offering costs.

The following summarizes the Company’s previous offerings of securities:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold
November 2021	Regulation A+ Rule 506(c) of Regulation D	Common Stock	$4,791,934

Trend Information

From its inception through December 31, 2021, the Company incurred expenses related to launching its ghost kitchen locations, marketing and advertising, and beginning development of its first brick-and-mortar store. The Company launched a Regulation A+ crowdfunding campaign in November 2021, which raised approximately $87,200 in 2021 and approximately $4,704,734 in 2022. The campaign was closed in mid-2022. The Company expected to begin franchise business development efforts and the pilot of pods in 2022, but paused plans due to partnership dissolutions and the closure of the initial “hub” restaurant in Burbank, CA. The Company expects that the reduced raise amount coupled with the failure of Piestro development may decelerate our expansion and push out successful growth by 1-2 years, as the Company’s leadership works to rebuild a robotic strategy around our other franchising opportunities.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The Company is currently led by Scott Berkowitz.

Name	Position	Age	Term in Office	Approx. hours/week for part-time employees
Executive Officers
Scott Berkowitz	CDO	51	Indefinite, appointed October 2023
James Jordan	Chairman & President	41	Appointed in September 2021; resigned in Q1 2023
Tommy Lee	CEO	55	Appointed in September 2021; resigned in Q4 2023
Kevin Morris	CFO	39	Appointed in September 2021; resigned in Q4 2022
Directors
Scott Berkowitz	Director	51	Indefinite, appointed September 2021
James Jordan	Director	41	Appointed in September 2021; resigned in Q1 2023
Tommy Lee	Director	55	Appointed in September 2021; resigned in Q4 2023
Kevin Morris	Director	39	Appointed in September 2021; resigned in Q4 2022

Scott Berkowitz, CDO and Director

Scott Berkowitz, a Director of 800 Degrees Go, Inc., also serves as Chief Development Officer of 800 Degrees Pizza, LLC. Berkowitz has an over 20 years of experience in real estate, much of which was spent managing transactional activity in Resort Residential second home communities and in the hotel industry, where Berkowitz was the managing partner for franchise opportunities with Marriott, Hilton, and Starwood Hotels. Berkowitz brings his extensive experience in business development, hospitality, and franchising to 800 Degrees Go, Inc.

James Buckly Jordan, former President and Director

Jordan has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California, and serves as a director of multiple early stage companies in the robotics space being developed out of Wavemaker Labs, including Graze, Inc., developer of an autonomous commercial lawnmower; Piestro, Inc., an autonomous pizzeria; Future Pearl Labs, Inc. (dba Bobacino), developer of an autonomous boba tea shop; and Future Acres, Inc., developer of an autonomous farm transport robot. Previously, Jordan was Managing Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. Jordan is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high-growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot. Jordan resigned in early 2023.

Tommy Lee, former CEO and Director

CEO Tommy Lee is a veteran hospitality professional who brings over 25 years of industry experience to his role. Throughout his career, Lee has demonstrated a proven track record of driving business success through improved operating efficiency, strong business acumen, and a guest-centric focus at several well-known restaurant groups. As CEO of 800 Degrees Go, Inc., Lee was responsible for overseeing day-to-day management decisions as well as setting and communicating the brand’s strategic direction. Lee also served as CEO of 800 Degrees Pizza, LLC. Previously, Lee served as CEO of Rockfish Seafood Grill from 2010 to 2016, where he managed the brand’s 15 locations in Texas and its $24 million worth of revenue. As a result of his leadership and strategic planning, the brand completed a turnaround, a brand re-image and a resumption of unit growth. From 2004 to 2009, Lee was a Regional Vice President of Operations at Brinker International, where he was responsible for the business performance of over 500 Chili’s Grill & Bar restaurants and the On the Border Cafes in the western region. Lee also led Chili’s Operations Services department and was a member of the brand leadership team. He oversaw the opening of over 150 new Chili’s restaurants, adding over $500 million in brand revenue. Previously, Lee held the position of Vice President of Finance for Chili’s Grill & Bar. From 1996 to 2003, he was responsible for the tactical and strategic analysis of financial and business initiatives for the brand. Lee resigned in late 2023.

Kevin Morris, former CFO and Director

CFO Kevin Morris also served as CFO of Piestro, Inc., an autonomous pizzeria; CFO of Future Pearl Labs, Inc. (dba Bobacino), developer of an autonomous boba tea shop; Future Principal Financial Officer of Graze, Inc, developer of an autonomous commercial lawnmower; CFO of Future Acres, Inc., developer of an autonomous farm transport robot; and CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Morris also oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. Previously, Morris was COO/CFO of Denim.LA, Inc. (dba DSTLD), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Morris was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013-2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. He obtained an MBA from the UCLA Anderson School of Management in 2011. Morris resigned in late 2022.

Compensation of Directors and Executive Officers

Through December 31, 2022, we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Chairman and President	$0	$0	$0
Scott Berkowitz	Director	$0	$0	$0
Tommy Lee	CEO	$0	$0	$0
Kevin Morris	CFO	$0	$0	$0

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of the date of this Annual Report by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each director of the Company; (iii) each executive officer of the Company; and (iv) all of our directors and executive officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	800 Degrees Pizza, LLC(2) 2109 Rheims Drive, Carrollton, TX 75006	15,000,000 shares held directly	N/A	46.2%

(1)	800 Degrees Pizza, LLC is controlled by its board, which includes the following individuals: Scott Berkowitz, Anthony Carron, Bryan Weber, Maria Muth, and Tommy Lee.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In December 2021, and effective September 1, 2021, the Company entered into services agreements, including the Wavemaker GSA, with Wavemaker and 800 Degrees Pizza, whereby Wavemaker and 800 Degrees Pizza each agreed to provide various business consulting services for the Company. The GSA and the 800 Degrees Pizza services agreement (the “800 GSA”) are attached hereto as Exhibit 6.1 and Exhibit 6.2, respectively. The services performed included financial, business development, and strategy consulting work. As a part of these agreements, Wavemaker and 800 Degrees Pizza invoiced the Company up to twice a month for fixed labor fees and any expenses incurred. As of December 31, 2021, the Company owed $228,981 under these agreements. By December 31, 2022, the Company owed $160,874 under the agreements. Pursuant to the Wavemaker Termination Agreement entered into on June 2, 2023, which formalized Wavemaker’s prior notice to terminate the Wavemaker GSA delivered to the Company on April 14, 2023, (1) the Wavemaker GSA was terminated and (2) all outstanding fees payable by the Company under the Wavemaker GSA were waived. The 800 GSA expired by its terms in September 2023.

In December 2021, and effective September 3, 2021, the Company entered into a reciprocal license agreement with Piestro and 800 Degrees Pizza (attached hereto as Exhibit 6.3), which granted 800 Degrees Go access to utilize branding, collateral, and specified licensed products and services of the companies, including recipes from 800 Degrees Pizza, LLC. This agreement was terminated by the Piestro Termination Agreement in June 2023.

In October 2021, Piestro and the Company entered into the Piestro Note, pursuant to which Piestro agreed to lend the Company a revolving loan of up to an aggregate principal amount of $1,000,000 under a senior secured promissory note bearing 3% simple interest per annum, with an anticipated maturity date of December 31, 2022 or such date on which the principal balance of the Piestro Note is prepaid in accordance with its terms. The form of this note is included as Exhibit 6.4 hereto. Under the terms of the Piestro Note, the Company may prepay any outstanding balance due on the note without penalty, and the note is secured by a first priority lien on the assets of the Company. As of December 31, 2022, all outstanding amounts borrowed under the Piestro Note were paid in full, and the Piestro Note terminated on its terms.

The Company used Wax, Inc. as a third-party transfer agent for its current Regulation A+ equity crowdfunding campaign. Wax, Inc. is majority controlled by Future VC, LLC, which was previously an investor in the Company. In February 2022, the Company signed a services agreement with Wax, Inc. effective September 1, 2021 (the “Wax Agreement”), for services related to running and facilitating its equity crowdfunding capital raise. As of December 31, 2021, the Company owed $100,000 under this agreement. All fees payable to Wax, Inc. were paid at the closing of the Offering as of the end of Q2 2022. The Wax Agreement expired by its terms and is no longer in effect as of the date of this Annual Report.

On February 28, 2023, the Company entered in a revolving credit agreement with 800 Degrees Pizza, as amended on August 25, 2023 (as so amended, the “Revolving Credit Agreement”), attached as Exhibit 6.13 hereto, pursuant to which 800 Degrees Pizza agreed to provide a revolving line of credit of up to $400,000 for the Company, in order to fund the Company’s working capital needs in 2023.

On June 2, 2023, Piestro and 800 Parties entered into the Piestro Termination Agreement, ending the partnership among the parties thereto, attached hereto as Exhibit 6.11. Pursuant to the Piestro Termination Agreement, Piestro and the 800 Parties mutually agreed to terminate the partnership and certain agreements existing between Piestro and the 800 Parties, including the termination of the following agreements, each dated as of September 3, 2021: reciprocal license agreement, sales representative agreement, securities purchase agreement, stockholders’ rights agreement, warrant purchase agreement, and certain warrant certificates of each of 800 Degrees Pizza and Piestro. The Company did not incur any penalties, monetary or otherwise, as a result of the Piestro Termination Agreement or the early termination the foregoing agreements. Pursuant to the terms of the Piestro Termination Agreement, Piestro and the Company further entered into (1) a redemption agreement, included as Exhibit A to Exhibit 6.11 attached hereto, pursuant to which Piestro agreed to sell, assign and transfer all of its right, title and interest in and to all of Piestro’s shares of common stock of the Company, or 15,000,000 shares, in exchange for payment by the Company of $1,500; and (2) a supply agreement, included as Exhibit B to Exhibit 6.11 attached hereto, pursuant to which Piestro agreed to provide certain products to 800 GO or its franchisees and licensees from time to time. Additionally, the Piestro Termination Agreement provides for, among other things, the indemnification and release of certain claims by each of Piestro and the 800 Parties by and as against each other party and customary representation and warranties. The description of the Piestro Termination Agreement is qualified in its entirety by the full text of the agreement attached hereto as Exhibit 6.11.

On June 2, 2023, the Company and Wavemaker entered into the Wavemaker Termination Agreement, attached hereto as Exhibit 6.12, pursuant to which the Company and Wavemaker mutually agreed to terminate the Wavemaker GSA. The Company did not incur any penalties, monetary or otherwise, as a result of the early termination of the Wavemaker GSA.

Item 6. OTHER INFORMATION

Effective as of October 1, 2023, Tommy Lee, CEO for the Company, resigned as the Company’s CEO, and Scott Berkowitz, CDO for the Company, will take over the day-to-day duties of the Company and will continue to work towards finding a new technology partner and seeking business development opportunities.

Item 7. FINANCIAL STATEMENTS

800 DEGREES GO, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2022 AND 2021

To the Board of Directors of

800 Degrees GO, Inc.

El Segundo, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of 800 Degrees GO, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the year ended December 31, 2022 and for the period from August 13, 2021 (inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $3,144,958 for the year ended December 31, 2022 and $672,118 for the period ended December 31, 2021 and has incurred negative cash flows from operations. As of December 31, 2022, the Company had an accumulated deficit of $3,817,076 and had limited liquid assets to satisfy its obligations as they come due with cash of $253,114. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

September 19, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

800 DEGREES GO, INC.

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$253,114	$8,731
Prepaid expenses	20,798	25,000
Deferred offering costs	-	64,237
Current assets of discontinued operations	31,219	7,000
Subscription receivable	-	3,079
Total current assets	305,131	108,047
Intangible assets	133,500	-
Non-current assets of discontinued operations	1,150,493	31,219
Total assets	$1,589,124	$139,266

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$67,930	$99,227
Accounts payable, related party	164,325	462,167
Interest payable, related party	-	497
Loan payable, related party	-	150,000
Current liabilities of discontinued operations	56,768	9,293
Total current liabilities	289,023	721,184
Non-current liabilities of discontinued operations	608,639	-
Total liabilities	897,662	721,184

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 40,000,000 shares authorized, 32,469,926 and 30,047,038 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3,247	3,005
Additional paid-in capital	4,505,291	87,195
Accumulated deficit	(3,817,076)	(672,118)
Total stockholders’ equity (deficit)	691,462	(581,918)
Total liabilities and stockholders’ equity (deficit)	$1,589,124	$139,266

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	For the Period August 13, 2021 (date of inception) through December 31, 2021
Royalty revenue	$87,569	$-

Operating expenses:
General and administrative	1,207,967	303,019
Research and development	-	165,661
Sales and marketing	1,808,813	159,851
Total operating expenses	3,016,780	628,531

Loss from operations	(2,929,211)	(628,531)

Other income (expense):
Interest expense	(1,479)	(497)
Total other income (expense), net	(1,479)	(497)

Provision for income taxes	-	-
Loss from continuing operations	(2,930,690)	(629,028)
Loss from discontinued operations	(214,268)	(43,090)
Net loss	$(3,144,958)	$(672,118)

Weighted average common shares outstanding - basic and diluted	31,780,883	30,013,103

Net loss from continuing operations per common share - basic and diluted	$(0.09)	$(0.02)
Net loss from discontinued operations per common share - basic and diluted	$(0.01)	$(0.00)
Net loss from per common share - basic and diluted	$(0.10)	$(0.02)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICT)

			Additional		Total Stockholders’
	Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balances at August 13, 2021 (inception)	-	$-	$-	$-	$-
Issuance of founders’ stock	30,000,000	3,000	-	-	3,000
Issuance of common stock pursuant to Regulation A+ offering	47,038	5	87,195	-	87,200
Net loss	-	-	-	(672,118)	(672,118)
Balances at December 31, 2021	30,047,038	3,005	87,195	(672,118)	(581,918)
Issuance of common stock pursuant to Regulation A+ offering	2,422,888	242	4,704,492	-	4,704,734
Offering costs	-	-	(286,396)	-	(286,396)
Net loss	-	-	-	(3,144,958)	(3,144,958)
Balances at December 31, 2022	32,469,926	$3,247	$4,505,291	$(3,817,076)	$691,462

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	For the Period August 13, 2021 (date of inception) through December 31, 2021
Cash flows from operating activities of continuing operations:
Net loss	$(3,144,958)	$(672,118)
Loss from discontinued operations	214,268	43,090
Net loss from continuing operations	(2,930,690)	(629,028)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of founders’ stock	-	3,000
Changes in operating assets and liabilities:
Prepaid expenses	(20,798)	(25,000)
Accounts payable	(80,930)	99,227
Accounts payable, related party	(297,842)	462,167
Accrued expense	49,633	-
Interest payable, related party	(497)	497
Net cash used in operating activities of continuing operations	(3,281,124)	(89,137)

Cash flows from investing activities of continuing operations:
Acquisition of intangible assets	(133,500)	-
Net cash used in investing activities of continuing operations	(133,500)	-

Cash flows from financing activities of continuing operations:
Proceeds from (repayments of) related party loans	(150,000)	150,000
Proceeds from issuance of common stock pursuant to Regulation A+ offering	4,704,734	84,121
Deferred offering costs and subscription receivable	(219,080)	(64,237)
Net cash provided by financing activities of continuing operations	4,335,654	169,884

Cash flows from discontinued operations:
Net cash used in operating activities of discontinued operations	(148,457)	(40,797)
Net cash used in investing activities of discontinued operations	(528,189)	(31,219)
Net cash used in discontinued operations	(676,646)	(72,016)

Net change in cash and cash equivalents	244,384	8,731
Cash and cash equivalents at beginning of year	8,731	-
Cash and cash equivalents at end of year	253,115	8,731
Cash and cash equivalents of discontinued operations	-	-
Cash and cash equivalents at end of year - continuing operations	$253,115	$8,731

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$1,976	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

800 DEGREES GO, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

800 Degrees GO, Inc. (the “Company”) is a corporation organized August 13, 2021 under the laws of Delaware. The Company was formed to launch and scale a low-cost, small-footprint, tech-enabled pizza restaurant concept that responds to consumer demand for convenient, high-quality, fast casual dining options.

During the year ended December 31, 2022, the Company has commenced planned principal operations and generated royalty revenue of $87,569. The Company also started its restaurant operation in 2022 and generated sale revenue of $25,519, which was included in discontinued operations as discussed in Note 8. The Company’s activities since inception have consisted of formation activities, business development, research and development, and capital raising.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,144,958 and $672,118 for the year ended December 31, 2022 and for the period ended December 31, 2021, respectively, and has incurred negative cash flows from operations. As of December 31, 2022, the Company had an accumulated deficit of $3,817,076 and had limited liquid assets to satisfy its obligations as they come due with cash of $253,114. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

As discussed in Note 8, the Company discontinued the restaurant operation of its Burbank 800 Degrees Pizza location in May 2023. In accordance with Securities and Exchange Commission (SEC) Financial Reporting Manual Topic 13: Effects of Subsequent Events on Financial Statements Required in Filings, certain events that occur after the end of a fiscal year require retrospective revision of that year’s financial statements (the “pre-event financial statements”) if they are reissued after financial statements covering the period during which the event occurred have been filed. Such events include reporting a discontinued operation, a change in reportable segments, or a change in accounting principle for which retrospective application is either required or elected. If financial statements as of a date on or after the date a component of the registrant has been disposed of or classified as held for sale are required in a registration or proxy statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations in accordance with ASC 205-20 is required.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and intangible assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022 and 2021, all of the Company’s cash and cash equivalents were held at one accredited financial institution. As of December 31, 2022, the Company had $2,587 in excess of insured amounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Fixtures and equipment	5 years
Leasehold improvements	10 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

The Company capitalized $420,293 in leasehold improvements during the year ended December 31, 2022. The cost was being amortized on a straight-line basis over 10 years.

The Company capitalized $107,896 and reclassified prepaid expenses of $25,000 in fixtures and equipment during the year ended December 31, 2022. The cost was being amortized on a straight-line basis over 5 years.

Depreciation expense incurred during the year ended December 31, 2022 was $31,207, recognized as part of cost of net revenues – discontinued operation.

As of May 31, 2023, the Burbank 800 Degrees Pizza location was closed permanently. All of the leasehold improvements and equipment purchases were for the Burbank 800 Degrees Pizza location specifically. Considering this, the Company reclassified the property and equipment to assets held for sale at December 31, 2022 and the Company’s 2022 operations in this location have been classified as discontinued operations (refer to Note 8). As no indication of impairment was apparent as of the December 31, 2022, the Company did not record impairments on these assets as of such date and will recognize impairments on these assets in 2023 when the indications of impairment occurred.

Intangible Assets

Intangible assets are amortized over the respective estimated lives on a straight-line basis, unless the lives are determined to be indefinite, and reviewed for impairment at each reporting date or whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2022, intangible assets consist of trademarks acquired in January 2022. The trademarks have an indefinite useful life.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable and at each reporting date. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity / (deficit) on the balance sheet.

Leases

In accordance with FASB ASC 842, Leases, upon lease commencement the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term. Lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the periods ended December 31, 2022 and 2021, the Company generated royalty revenue of $87,569 and $0, respectively, from ghost kitchen operations. The Company earns royalties from ghost kitchen franchisees that are operating. The amounts collected are determined by the respective franchise agreements. The revenue was recognized at the point in time the services were completed. During the year ended December 31, 2022, the Company generated sales revenue from restaurant operation amounting to $25,519, which was included in discontinued operations as discussed in Note 8.

Cost of Net Revenue

Cost of net revenue includes direct costs attributable to restaurant operation, such as direct labor, materials and allocated overhead such as depreciation, insurance and rent. All costs of net revenues were included in discontinued operations as discussed in Note 8.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2022, the Company had capitalized $0 in deferred offering costs. As of December 31, 2021, the Company had $64,237 in deferred offering costs which was charged to additional paid-in capital in 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022, diluted net loss per share is the same as basic net loss per share for each year. There were no potentially dilutive items outstanding as of December 31, 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been restated to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN PAYABLE, RELATED PARTY

In November and December 2021, the Company entered into a loan payable agreement with Piestro Inc. (“Piestro”) a related party, for proceeds of $150,000. Piestro is a founding shareholder of the Company. The note bears interest at 3%, compounded annually, is secured by substantially all of the Company’s assets, and matured in December 2022. During the periods ended December 31, 2022 and 2021, the Company incurred interest expense of $1,479 and $497, respectively, which were paid in 2022. The principal balance outstanding as of December 31, 2021 was $150,000, which was fully repaid in 2022.

5.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of December 31, 2022, the Company’s certificate of incorporation, authorized the Company to issue 40,000,000 shares of common stock, par value $0.0001 per share.

If and upon a liquidation of the Company, the holders of common stock have rights to all available net assets available for distribution on a pro rata basis. Common stockholders shall have voting rights.

During the period ended December 31, 2021, the Company issued 30,000,000 shares of common stock to its founders. The Company recorded stock-based compensation of $3,000, the par value of the issuance.

In November 2021, the Company initiated a Regulation A+ offering. During the period ended December 31, 2021, the Company issued 47,038 shares of common stock, including 3,438 bonus shares, for gross proceeds of $87,200, or $2.00 per share. As of December 31, 2021, there was a subscription receivable of $3,079 pertaining to the offering, which was fully received in 2022.

During the year ended December 31, 2022, the Company issued 2,422,888 shares of common stock, including 168,240 bonus shares, for gross proceeds of $4,704,734, or $1.94 per share, and incurred $286,396 as offering costs.

6.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,147,230 and $187,229, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$1,071,787	$27,405
Cash to accrual differences	75,443	159,824
Valuation allowance	(1,147,230)	(187,229)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, a valuation allowance of $1,147,230 and $187,229 was recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $960,001 and $187,229 during the periods ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,830,053.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its tax returns since inception remain open to examination.

7.	RELATED PARTY TRANSACTIONS

Refer to Note 4 for detail on the Company’s loan payable with related parties, and related interest expense.

In September 2021, the Company entered into a reciprocal license agreement with Piestro, Inc. and 800 Degrees Pizza, LLC which granted the Company the rights to the 800 Licensed Marks and Piestro Licensed Marks into a Co-Branded Mark. This did not have any monetary impact on the balances of the Company as of December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the Company had $164,325 and $462,167 in accounts payable with related parties under common control.

The Company entered into agreements with Vebu Labs, Inc., formerly known as Wavemaker Labs, Inc., and Wax Inc., related parties under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from Vebu Labs, Inc. and Wax Inc. amounting to $1,514,769 and $125,000, respectively, under these agreements. During 2021, the Company incurred fees from Vebu Labs, Inc. and Wax Inc. amounting to $99,834 and $100,000, respectively, under these agreements. As of December 31, 2022, accounts payable to Vebu Labs, Inc. and Wax, Inc. amounted to $130,821 and $0, respectively. As of December 31, 2021, accounts payable to Vebu Labs, Inc. and Wax, Inc. amounted to $100,343 and $100,000, respectively.

The Company entered into an agreement with 800 Degrees Pizza, LLC, a 50% shareholder, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from 800 Degrees Pizza, LLC amounting to $365,714 under this agreement. During 2021, the Company incurred fees from 800 Degrees Pizza, LLC amounting to $230,138 under these agreements. As of December 31, 2022 accounts payable to 800 Degrees Pizza, LLC amounting to $30,053. As of December 31, 2021, accounts payable to 800 Degrees Pizza, LLC amounted to $128,638.

The following is a summary of operating expense transactions incurred with related parties during the periods ended December 31, 2022 and 2021:

	December 31,
	2022	2021
General and administrative	$806,531	$285,475
Research and development	-	162,660
Sales and marketing	1,198,953	113,139
	$2,005,484	$561,274

8.	DISCONTINUED OPERATIONS

As of May 31, 2023, the Company determined that its Burbank 800 Degrees Pizza location was closed permanently, and the related property and equipment were to be listed for sale. The Company will record impairments on the assets associated with this location in 2023 when the indications of impairment occurred. The Company did not record any impairment losses on the Burbank location assets as of December 31, 2022 as the indications of impairment had not yet occurred.

The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations as of December 31, 2022 and 2021:

	December 31,
	2022	2021
ASSETS
Prepaid expenses	$-	$7,000
Deposits	31,219	-
Current assets of discontinued operations	$31,219	$7,000

Property and equipment, net	$521,982	$-
Operating lease right of use asset, net	628,511	-
Deposits	-	31,219
Non-current assets of discontinued operations	$1,150,493	$31,219

LIABILITIES
Deferred rent	$-	$9,293
Operating lease right of use liability - current	56,768	-
Current liabilities of discontinued operations	$56,768	$9,293

Operating lease right of use liability	$608,639	$-
Non-current liabilities of discontinued operations	$608,639	$-

The following table shows the results of operations of the business reported as discontinued operations for the periods ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	For the Period August 13, 2021 (date of inception) through December 31, 2021
Net revenue	$25,519	$-
Cost of net revenue	71,515	-
Gross profit	(45,996)	-

Operating expenses:
General and administrative	125,634	43,090
Sales and marketing	42,638	-
Total operating expenses	168,272	43,090

Loss from operations	(214,268)	(43,090)
Provision for income taxes	-	-
Loss from discontinued operations	$(214,268)	$(43,090)

The following table shows the results of cash flows of the business reported as discontinued operations for the periods ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	For the Period August 13, 2021 (date of inception) through December 31, 2021
Cash flows from operating activities of discontinued operations:
Net loss	$(214,268)	$(43,090)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	31,207	-
Changes in operating assets and liabilities:
Prepaid expenses	7,000	(7,000)
Deferred rent	(9,293)	9,293
Right of use liability, net	36,896	-
Net cash used in operating activities of discontinued operations	(148,457)	(40,797)

Cash flows from investing activities of discontinued operations:
Acquisition of property and equipment	$(528,189)	$-
Deposits	-	(31,219)
Net cash used in investing activities of discontinued operations	(528,189)	(31,219)

Cash flows from financing activities of discontinued operations:
Net cash provided by financing activities of discontinued operations	$-	$-

Lease Commitments

In October 2021, the Company entered into a lease agreement for kitchen space in Burbank, California for the purposes of operating a restaurant. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The components of lease costs are as follows:

Type	Financial Statement Line Item	Year Ended December 31, 2022	For the Period August 13, 2021 (date of inception) through December 31, 2021
Operating lease	General and administrative	$101,105	$14,482
Total lease costs		$101,105	$14,482

Supplemental cash flow information related to leases are as follows:

Year Ended December 31, 2022
Operating cash flows paid for operating leases	$56,570
Right-of-use assets obtained in exchange for operating lease obligations	$701,509

Supplemental balance sheet information related to leases are as follows:

December 31,
2022
Weighted-average remaining lease term (in years)	8.83
Weighted-average discount rate	3.25%

The following is a summary of minimum lease payments as of December 31, 2022:

Year Ending December 31,	Operating Lease
2023	$77,558
2024	79,886
2025	82,284
2026	84,746
2027	87,290
Thereafter	359,370
Total undiscounted cash flows	771,134
Unamortized interest	(105,727)
Present value of lease liability	$665,407

9.	COMMITMENTS AND CONTINGENCIES

Trademarks Commitments

In January 2022, the Company entered into an agreement with New World Restaurant Holdings Ltd (NWRH) to acquire all rights, title, and interest in and to the trademarks. In consideration of the assignment of all rights, title, and interest in and to the trademarks, the Company agreed to pay NWRH a combined total of $250,000. During 2022, the Company paid a total of $133,500 and the remaining $116,500 is yet to be paid as of December 31, 2022, and will become due if and as incurred under the agreement terms.

Licensing and Lease Commitments

Under its licensing agreement with REEF Kitchens, the Company agreed to a license fee equal to 5% of the net receipts from sales of Company products in REEF Kitchens sites. The Company agreed to a marketing fee of $2,500 per site upon opening, as well as 1% of net receipts on a monthly basis for ongoing marketing purposes.

As discussed in Note 8, in October 2021, the Company entered into a lease agreement for kitchen space in Burbank, California for the purposes of operating a restaurant.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	SUBSEQUENT EVENTS

As of May 31, 2023, the Company terminated lease agreement entered into for kitchen space in Burbank, California for the purposes of operating a restaurant as its Burbank 800 Degrees Pizza location was closed permanently.

As of May 31, 2023, the Company determined that its Burbank 800 Degrees Pizza location was closed permanently, and the related property and equipment were to be listed for sale (see Notes 3 and 8).

The Company is a joint venture between Piestro, Inc. and 800 Degrees Pizza LLC. There is currently an unexecuted but almost complete termination agreement, supply agreement, redemption agreement that would return the shares owned by Piestro, Inc. to 800 Degrees Pizza LLC.

In 2023, two board members and officers were terminated from their positions.

Through September 1, 2023, the Company has received $161,380 in proceeds from a short-term line of credit from 800 Degrees Pizza LLC. The line of credit is for a total of $400,000 in funding at a 3% interest rate.

Management has evaluated subsequent events through September 19, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Item 8. INDEX TO EXHIBITS

2.1 Certificate of Incorporation (1)

2.2 Bylaws (2)

3.1 Stockholders’ Rights Agreement with Piestro, Inc. and 800 Degrees Pizza, LLC (3)

3.2 Securities Purchase Agreement (4)

4.1 Form of Subscription Agreement (5)

6.1 Services Agreement between Wavemaker Labs, Inc. and 800 Degrees Go, Inc. (6)

6.2 Services Agreement between 800 Degrees Pizza, LLC and 800 Degrees Go, Inc. (7)

6.3 Reciprocal License Agreement between 800 Degrees Go, Inc. and Piestro, Inc. and 800 Degrees Pizza, LLC (8)

6.4 Senior Secure Promissory Note between 800 Degrees Go, Inc. and Piestro, Inc. (9)

6.5 Sales Representative Agreement between Piestro, Inc. and 800 Degrees Go, Inc. (10)

6.6 Reciprocal Warrant Purchase Agreement between Piestro, Inc. and 800 Degrees Pizza, LLC (11)

6.7 Form of Warrant Agreement for purchase of 800 Degrees Pizza, LLC Common Units by Piestro, Inc. (12)

6.8 Form of Warrant Agreement for purchase of Piestro, Inc. Common Stock by 800 Degrees Pizza, LLC (13)

6.9 Services Agreement between 800 Degrees Go, Inc. and Wax, Inc. (14)

6.10 Lease Agreement for Kitchen Space in Burbank, CA (15)

6.11 Termination Agreement among Piestro, Inc., 800 Degrees Go, Inc. and 800 Degrees Pizza, LLC

6.12 Termination Agreement between 800 Degrees Go, Inc. and Vebu Labs, Inc. (formerly known as Wavemaker Labs, Inc.)

6.13 Revolving Credit Agreement between 800 Degrees Go, Inc. and 800 Degrees Pizza, LLC, as amended

(1)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(2)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(3)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(4)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(5)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(6)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(7)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(8)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(9)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(10)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(11)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(12)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(13)	Filed as an exhibit to the Piestro, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11636) and incorporated herein by reference.
(14)	Filed as an exhibit to the Company’s Annual Report on Form 1-A for the fiscal year ended December 31, 2021 (Commission File No. 024-11636) and incorporated herein by reference.
(15)	Filed as an exhibit to the Company’s Semi-Annual Report on Form 1-SA for the six months ended June 30, 2022 (Commission File No. 024-11636) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

800 Degrees Go, Inc.

By	/s/ Scott Berkowitz
Scott Berkowitz, Director
800 Degrees Go, Inc.
Date:	February 8, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Scott Berkowitz
Scott Berkowitz, Chief Development Officer (principal executive officer, principal financial officer and principal accounting officer)
800 Degrees Go, Inc.
Date:	February 8, 2024

By	/s/ Scott Berkowitz
Scott Berkowitz, Director
800 Degrees Go, Inc.
Date:	February 8, 2024